EXHIBIT 99.1





FOR IMMEDIATE RELEASE                                              24 June 2002

                                       WPP

                      ANNUAL GENERAL MEETING TRADING UPDATE


               FIRST FIVE MONTHS REPORTABLE REVENUES DOWN OVER 2%

                     CONSTANT CURRENCY REVENUES DOWN OVER 1%

           OPERATING MARGIN TARGET OF 15% IN 2002 DIFFICULT TO ACHIEVE


The following statement was issued by the Chairman at the Company's 30th Annual General Meeting held in London at noon today:

"First, a few comments on current trading over the initial five months of 2002, which continues to be difficult with few, if any, signs of recovery in the advertising and marketing services industry. Our view continues to be that recovery will be gradual: saucer- or bath-shaped, rather than U- or V- or W-shaped and will be American led. 2002 will be better than 2001, and 2003 better than 2002, but pronounced recovery will have to wait until the US Presidential elections and the Athens Olympic Games of 2004.

Worldwide revenues were down over 2% on a reportable basis. As over the period sterling weakened against the dollar and the Japanese yen, but strengthened less against the major European countries, constant currency revenues were down over 1%. Again on a constant currency basis, revenues in North America were down over 6%. In Europe, the UK was flat, with Continental Europe up over 5%. Asia Pacific, Latin America, Africa and the Middle East were up over 3%.

By sector, advertising and media investment management was flat, information and consultancy up over 6%, public relations and public affairs down over 11% and branding and identity, healthcare and specialist communications down over 3%.

On a like-for-like basis, excluding the impact of acquisitions and excluding the impact of currency, revenues fell by over 8%. This like-for-like or organic growth rate is conservatively calculated on a proforma basis, which the Company continues to believe is the most appropriate methodology.

AGM - Trading Statement


This compares to calendar year 2001, when like-for-like revenues were down by 3% and reflects the continuing impact of the world economic recession, which accelerated during the latter part of 2001 as a result of 11 September and continued into 2002. It has primarily affected our public relations and public affairs communications business and, to a lesser extent branding and identity, healthcare and specialist communications, although healthcare and direct have been more resilient. Advertising and media investment management has been less affected and information and consultancy has been relatively untouched. Geographically, the US market remains primarily affected, with the UK, Continental Europe, Asia Pacific, Latin America, Africa and the Middle East less so.

The Group's operating companies significantly reduced their operating costs during 2001, but the weakness in revenue experienced in the first five months of 2002, and the possible continuation of this trend for the latter part of the year, will make it difficult for the Group to reach its 2002 margin target of 15%. However, our longer term margin objectives remain the same.

The Company continues to make significant progress in winning new business from existing and new clients, with major assignments, amongst others, from Bayer, Domino's Pizza, Hutchinson 3G, IBM, Lloyds TSB, Masterfoods, Novartis, Payless, Reckitt Benckiser, Telefonica, Unilever and Vodafone.

The Group's financial strategy continues to be focused on three objectives: increasing operating profit by 10 - 15% per annum; increasing operating margins by 0.5 margin points or more per annum, depending on the level of revenue growth; and reducing staff cost to revenue ratios by 0.3 margin points per annum or more, again depending on the level of revenue growth.

Currently surplus cash flow amounts to over (pound)500 million per annum. Alternatives for the use of this cash flow are capital expenditure, acquisitions, dividends and share buy-backs.

Capital expenditure, mainly on information technology and property, is broadly in line with depreciation. The Company continues to make small- to medium-sized acquisitions or investments in high growth geographical or functional areas.

In the first five months of this year, these have been concentrated geographically in advertising and media investment management in the UK, Sweden, Finland, China and India; in information and consultancy in the USA, Ireland and Thailand; in public relations and public affairs in Australia and Japan; and in branding and identity, healthcare and specialist communications in Norway.

AGM - Trading Statement


An analysis of future earnout payments is shown each year in a footnote to the Company's balance sheet. As previously, these contingent payments are also included in creditors on the basis of profit growth in the acquired companies of 10 - 15% per annum. The Company's investments in new media and technology have been written down through the profit and loss account to a prudent valuation.

Your Board also continues to focus on the options of increasing the dividend pay-out ratio and share buy-backs, and has continued a rolling share repurchase programme aimed at buying in (pound)150 - (pound)200 million, or approximately 1 1/2 - 2%, of the outstanding share capital each year. So far this year, this has resulted in the purchase of approximately 6.0 million shares at a total cost of (pound)39.1 million and an average cost of (pound)6.53 per share.

Professionally, the parent company's objectives continue to be to encourage greater co-ordination and co-operation between Group companies, where this will benefit our clients and our people, and to improve our creative product. As both multi-national and national clients seek to expand geographically while at the same time seeking greater efficiencies, the Group is uniquely placed to deliver added value to clients with its coherent spread of functional and geographic activities.

To these ends we continue to develop our parent company talents in five areas: in human resources, with innovative recruitment programmes, training and career development, and incentive planning; in property, which includes radical re-design of the space we use to improve communication as well as the utilisation of surplus property; in procurement, to ensure we are using the Group's considerable buying power to the benefit of our clients; in information technology, to ensure that the rapid improvements in technology and capacity are deployed as quickly and effectively as possible; and finally in practice development where cross-brand or cross-tribe approaches are being developed in a number of product or service areas: media investment management, healthcare, new technologies, new markets, privatisation, internal communications, retailing, financial services, entertainment and media, and hi-tech.

In addition, we seek to improve our creative product, in as broadly a defined sense as possible, by recruiting excellent outside talent, acquiring outstanding creative businesses, recognising and celebrating creative success and pursuing creative awards.

AGM - Trading Statement


We live in testing times. Over the last 12 months or more, every one of the 65,000 people who work for WPP companies and associates has been tested as never before; and in every respect, the figures we report today reflect proudly on their achievements. To make such numbers under such conditions is evidence of talent and dedication of the highest order.

So on behalf of you, our share owners, and of your Board, may I finish by recording our gratitude to, and admiration for, every single one of those 65,000. May their commitment be well rewarded in future years."

For further information, please contact:


Sir Martin Sorrell
Feona McEwan                                       Tel:  44 (0) 20 7408 2204
www.wpp.com